AMERICAN LITHIUM ANNOUNCES INTENTION TO VOLUNTARILY DELIST

ITS COMMON SHARES FROM NASDAQ CAPITAL MARKET

VANCOUVER, BRITISH COLUMBIA - December 10, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is announcing that its Board of Directors has approved the voluntary delisting of its common shares ("American Lithium Shares") from the Nasdaq Capital Market ("Nasdaq") and the deregistration with the U.S. Securities and Exchange Commission (the "SEC"). American Lithium has notified Nasdaq of its intention to voluntarily delist the American Lithium Shares. The Company currently anticipates that it will file with the SEC a Form 25, Notification of Removal of Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the delisting and deregistration on or about December 20, 2024, with the delisting of American Lithium Shares taking effect ten calendar days thereafter. As a result, the last trading day of the American Lithium Shares on the Nasdaq Capital Market will be December 27, 2024.

The American Lithium Shares will continue their listing on the TSX Venture Exchange and the Frankfurt Stock Exchange. In addition, American Lithium has applied for the American Lithium Shares to be quoted on the OTCQX Markets in the United States, operated by OTC Markets Group Inc. The Company anticipates transferring their shares on to the OTCQX Best® Market immediately following the Nasdaq delist.  American Lithium will continue to provide information to its shareholders and take such actions to enable a trading market in the American Lithium Shares to exist in the United States.

Following satisfaction of the relevant deregistration conditions under the applicable U.S. federal securities laws, the Form 25 will also terminate the Company's reporting obligations under the Exchange Act. The Company expects that its reporting obligations will be suspended upon filing of the Form 25.

The Board of Directors of the Company believes that the decision to delist the American Lithium Shares from Nasdaq and to terminate its reporting obligations under the Exchange Act is in the best interest of the Company and its shareholders. The Board has determined that the burdens associated with operating as a company listed on the Nasdaq outweigh any advantages to the Company and its shareholders at this time. The Board's decision was based on careful review of numerous factors, including the following:

  the ongoing direct and indirect costs of Exchange Act compliance and maintaining a continued listing of the American Lithium Shares on Nasdaq, including director and officer insurance premiums, audit fees, legal fees and regulatory fees, and the disproportionate impact of the foregoing costs on the Company's results of operations;

  the significant burden on Management involved in the preparation of the Company's public reports, shorter public reporting deadlines in Canada, and compliance with accounting and other requirements of the Exchange Act;

  the limited benefits to the Company and its unaffiliated shareholders from the Company's status as a SEC reporting issuer in light of, among other things, the fact that due to market conditions, the low share price, market capitalization, lack of institutional interest and liquidity in the United States for the American Lithium Shares;

  the Company is not currently in a position to use its public Company status to issue meaningful amounts of equity securities in the United States or make acquisitions due to market conditions; and

  the opposition by many large shareholders to a share capital consolidation.

American Lithium reserves the right, for any reason, to delay any of the filings described above, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting and deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way. Completion of any listing on the OTCQX Markets remains subject to the satisfaction of customary listing conditions and regulatory approval, and there can be no assurance that the American Lithium Shares will be listed for trading on the OTCQX Markets.

About American Lithium

American Lithium is developing two of the world's largest, advanced-stage lithium projects, along with the largest undeveloped uranium project in Latin America. They include the TLC claystone lithium project in Nevada, the Falchani hard rock lithium project and the Macusani uranium deposit, both in southern Peru.  All three projects have been through robust preliminary economic assessments, exhibit significant expansion potential and enjoy strong community support.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

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On behalf of the Board of Directors of American Lithium Corp.

"Alex Tsakumis"

Interim CEO

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium; the voluntary delisting of the American Lithium Shares from the Nasdaq Capital Market; the deregistration with the SEC; the quotation on the OTC Markets in the United States; and continued listing on the TSX Venture Exchange. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on October 15, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding 32 Concessions

Thirty-two of the one-hundred-seventy-four concessions comprising the Falchani and Macusani Projects are currently subject to Administrative and Judicial processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared title to thirty-two concessions invalid due to late receipt of the annual validity payments. On November 2, 2021, American Lithium was awarded a favorable ruling in regard to title to the concessions, but on November 26, 2021, appeals of the judicial ruling were lodged by INGEMMET and MINEM. A three-judge tribunal of Peru's Superior Court unanimously upheld the ruling in a decision reported in November 2023. American Lithium was subsequently notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings. Given the precedent of the original ruling it is hoped that the Supreme Court will not assume jurisdiction; however, there is no assurance of the outcome at this time.